[redacted]

11016619

COMMISSION
Washington, D.C. 20549

RECEIVED
2011 JUN 20 AM 11:34
SEC / TM

cyc
6/20/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southern Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
28245 Avenue Crocker, Suite 106
(No. and Street)

Valencia (City) CA (State) 91355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Lewis 661-257-9711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Timothy A. Coons
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla Drive,#1110 (Address) La Jolla, (City) CA (State) 92037 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Pacific Securities, Inc., as of 12-31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Los Angeles

Subscribed and sworn to ~~(or affirmed)~~ before me on this 20th day of January, 20 11, by
Date Month Year

(1) John D. Lewis,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

(and

(2) ______,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

CHERYL A. BRUNING
Commission # 1879175
Notary Public - California
Kern County
My Comm. Expires Mar 2, 2014

Signature Cheryl A. Bruning
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Form X-17A-5

Document Date: 12/31/10 Number of Pages: 2

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SOUTHERN PACIFIC SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR
THE YEAR ENDED
DECEMBER 31, 2010

PRESENTED BY

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 866-419-9560

Southern Pacific Securities, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

To the stockholder of
Southern Pacific Securities, Inc.

I have audited the accompanying statement of financial condition of Southern Pacific Securities, Inc. (a California Corporation) as of December 31, 2010, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2010. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Pacific Securities, Inc. as of December 31, 2010, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2010, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California USA
February 17, 2011

Southern Pacific Securities, Inc.

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 18,953
Accounts Receivable	802
Deferred Tax Benefit	$ 745
Total Assets	$ 20,500

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	$ 2,189
Total Liabilities	2,189
Stockholder's Equity	
Capital Stock	10,000
Retained Earnings	8,311
Total Stockholder's Equity	18,311
Total Liabilities and Equity	$ 20,500

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 6,602
Revenues from investments	52,837
Other revenue	11,020
Total Revenues	70,459
Costs and Expenses:	
Commissions	45,900
Regulatory fees	3,863
Occupancy	6,000
Insurance	2,654
Telephone	2,643
Automotive and travel	3,316
Office	3,285
Professional fees	2,000
Other	-
Total Costs and Expenses	69,661
Net Income (Loss) Before Taxes	798
Taxes	800
Net Income (Loss) for the Year	$(2)

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	1,000 Shares of Common Stock	Retained Earnings
Balances, December 31, 2009	$ 10,000	$ 8,445
Prior Period Adjustment		(132)
Net Income (Loss) for the Year		(2)
Balances, December 31, 2010	$ 10,000	$ 8,311

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2010

Cash Flow from Operating Activities-	
Net Income (Loss) for the Year	$(2)
Add (Deduct) –	
Decrease in accounts receivable	373
Decrease in accounts payable	(549)
Net Cash provided (used) by Operating Activities	(178)
Cash Flow from Financing Activities-	
Prior period adjustment	(132)
Net Cash used by Financing Activities	(132)
Net Change in Cash for the Period	(310)
Cash Balance, December 31, 2009	$ 19,263
Cash Balance, December 31, 2010	$ 18,953

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Schedule I
Computation of Net Capital
December 31, 2010

Net Capital – Stockholder's Equity	$ 18,311
Additions (Deductions) from Equity Non-allowable assets	(860)
Net Capital	$ 17,451

Schedule II
Computation of Net Capital Requirement
December 31, 2010

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 146
Minimum Dollar Requirement	5,000
Excess Net Capital	12,451
Excess Net Capital @ 1000%(Net Cap-10%A.I.) Or 120% Minimum Dollar Requirement	11,451

Schedule III
Computation of Aggregate Indebtedness
December 31, 2010

Total aggregated indebtedness from liabilities From financial condition	$ 2,189
Ratio of aggregated indebtedness to net capital	12.5%

There were differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2010.

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Notes to Financial Statements
December 31, 2010

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Wedbush for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, established framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ration of aggregate indebtedness to net capital, both defined shall not exceed 15 to 1. At December 31, 2010 the Company had net capital, as defined, of $17451, which is $12,451 in excess of the minimum amount required to be maintained. The company's aggregate indebtedness ($2,189) to net capital was 12.5% (0.125) at December 31, 2010, which is less than the 15:1 limit. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2010.

Initial unaudited net capital	$17,451
Audited net capital	$17,451

See Accountant's Report

Southern Pacific Securities, Inc.

Notes to Financial Statements
December 31, 2010
(Continued)

Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Management estimates that 100% of the revenues were generated in the State of California.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2010.

Note 3: Provision For Taxes:

The company is a California "C" corporation, incorporated on January 3, 1989 and is allowed to carry forward net operation losses for a period of 15 years and carry back for 3 years. The firm's accumulated tax loss carry forward for 2010 is zero for federal taxes and zero for state taxes. The deferred tax benefit is $503 for federal and $242 for state. The company is subject to a minimum of $800 as a Franchise Tax to the State of California.

Note 4: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net loss per share on the 1,000 shares of common stock outstanding during 2010 was $(0.002).

Note 5: Exemption from Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2010 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

See Accountant's Report

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

To the Stockholder and Board of Directors
Southern Pacific Securities, Inc.

I have examined the financial statements of Southern Pacific Securities, Inc. (a California corporation) as of December 31, 2010 and have issued an auditor's report thereon dated February 17, 2011.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2010 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

Timothy A Coons

Timothy A Coons, CPA

San Diego, California USA
February 17, 2011

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Southern Pacific Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedules of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) and General Assessment Reconciliation (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, solely to assist you and the other specified parties in evaluating Southern Pacific Securities, Inc.'s compliance with applicable instructions of these forms. Southern Pacific Securities, Inc.'s management is responsible for Southern Pacific Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited report for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period January 1, 2010 to December 31, 2010 noting no differences;

I compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Timothy A. Coons, CPA PhD

February 17, 2011

Southern Pacific Securities, Inc.

28245 Avenue Crocker, Suite 106
Valencia, California 91355

February 17, 2010

Timothy A Coons, CPA PhD
8677 Villa La Jolla Drive #1110
La Jolla, CA 92037

Dear Mr. Coons:

In connection with your examination of the statement of financial condition of Southern Pacific Securities, Inc. as of December 31, 2010 and the related statements of income (loss), stockholder's equity, cash flows and computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness all as of December 31, 2010 for the purpose of expressing an opinion as to whether or not the financial statements referred to above present fairly the financial position of Southern Pacific Securities, Inc. in conformity with U.S. generally accepted accounting principles, we confirm to the best of our knowledge and belief, the following representations made to you during the course of your examination:

1. We are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

2. We have made available to all –

   a. Financial records and related data.
   b. Minutes of the stockholder, directors or committees of directors or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no –
   a. Irregularities involving management or other employees who have significant roles in the system if internal controls.
   b. Irregularities involving employees that could have a material effect on the financial statements.
   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

5. The following have been properly recorded or disclosed in the financial statements –

   a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Capital Stock repurchase options or agreements or capital stock reserved for options, warrants, conversations or other requirements.
   c. Arrangements with financial institutions involving compensating balances, line-of-credit or similar agreements.
   d. Agreements to repurchase assets previously sold.

6. There are no –

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.
c. There are no unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5. The Company has not retained or engaged legal council, as there have been no legal matters pending or in process since or during the year ended December 31, 2010.

7. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

8. The company has satisfactory title to all owned assets and there are no liens or encumbrances or pledges on such assets that has not been recorded on the books and disclosed in the financial statements.

9. Provision has been made for any material loss to be sustained in the fulfillment of, or inability to fulfill, any sales commitments.

10. We have complied with all aspects of contractual agreements that have a material effect on the financial statements in the event of noncompliance.

11. No events have occurred to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

12. Subsequent to December 31, 2010 there have been no material losses arising from customer reneging or other disputed transactions.

Very truly yours,

Southern Pacific Securities, Inc.

By:____________________________.
John D. Lewis, President

28245 Avenue Crocker, Suite 106
Valencia, California 91355

February 17, 2010

Timothy A Coons, CPA, PhD
8677 Villa La Jolla Drive #1110
La Jolla, California 92037

Dear Mr. Coons:

In connection with your examination of the financial statements of Southern Pacific Securities, Inc. for the year ended December 31, 2010 please be advised that the following constitute all of the meetings of directors and shareholders during that year:

Meeting of	Regular/Special	Date
Directors	Regular	1/23/09
Shareholders	Regular	1/23/09
Directors	Regular	1/23/10
Shareholders	Regular	1/23/10

Very truly yours,

Southern Pacific Securities, Inc.

By:______________________________.
John D. Lewis, President